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o EXHIBIT 99.1


                      COMPLETION OF TREASURY STOCK PURCHASE
                      -------------------------------------

     On April 25, 2005,POSCO completed the purchase of treasury stock of 1,743,730 shares.

1.   Resolution Date : 2005.2.3 (by the Board of Directors)

2.   Purchasing Period : 2005.2.16~2005.4.25

3. Number of shares purchased : 1,743,730 shares (about 2% of outstanding common shares)

4. Amount paid for the purchase : 356.6 billion Won (including incurred commission)